Exhibit 2.2

First Amendment to that certain

Exploration, Development and Mine Operating Agreement

dated February 21, 2008, between

Emerald Mining & Leasing, LLC,

Golden 8 Mining, LLC, and

Rio Grande Silver, Inc.

For good and valuable consideration, including (without limitation) the mutual promises and covenants contained herein, and effective as of October     , 2008 (the “Amendment Effective Date”), Emerald Mining & Leasing, LLC (“EML”), Golden 8 Mining, LLC (“G8”), and Rio Grande Silver, Inc. (“RGS”) hereby agree to amend that certain Exploration, Development and Mine Operating Agreement dated February 21, 2008 (the “Original Agreement”), between them, as follows:

1. Initial Contribution.

a.	EML and G8 have made their Initial Contribution as contemplated by §5.1(a) of the Original Agreement.

b.	RGS has made its Initial Contribution, being the payment to EML and G8 contemplated by §5.1(b) of the Original Agreement.

2. Additional Contributions. Section 5.2 of the Original Agreement is removed and is hereby replaced with the following substituted section which reads as follows:

5.2 Additional Contributions. RGS shall:

(a) Incur $9,000,000 in Qualifying Expenses on or before the fourth anniversary of the Effective Date and incur $12,000,000 in Qualifying Expenses on or before the fifth anniversary of the Effective Date, in all cases pursuant to approved Programs and Budgets (which obligation is subject to Force Majeure and is subject to extension by agreement of the Management Committee on a per capita vote (not a vote based on Participating Interest)). RGS will provide EML and G8 with reports identifying and quantifying Qualifying Expenses as required in Section 10.1, below.

(b) Pay EML and G8 $2,000,000 (that is, $1,000,000 to each) in shares of Hecla Mining Company common stock (which may be restricted as that term is defined under Rule 144) not later than November 1, 2008. The total number of shares to be issued based on 90% of the VWAP of Hecla Mining Company shares on the NYSE for the twenty (20) trading days ending, five (5) trading days prior to the payment date.

(c) At such time as RGS has made the payment to EML and G8 as described in Section 5.2(b), above (thereby having also committed to incur the Qualifying Expenses as described in Section 5.2(a), above and to working with EML and G8 for the purposes described in paragraph 10 of this First Amendment, below), RGS shall receive a 70% Participating Interest.

(d) At such time as RGS has earned its 70% Participating Interest pursuant to Section 5.2(b), above, and completed the Qualifying Expenses as contemplated in Section 5.2(a), above, the Participants, subject to Section 5.4, below, and any election permitted by Subsection 9.5(a), shall be obligated to contribute funds to adopted Programs and Budgets in proportion to their respective Participating Interests.

(e) Provide EML and G8 and its members with an opportunity to participate in any Financing arranged by RGS or any Affiliate of RGS, on the most favorable terms obtained by RGS or such Affiliate, with the understanding that neither RGS nor any Affiliate has any obligation to arrange Financing.

3. Cure Period for Failure to Make Additional Contributions. Section 5.3(b) of the Original Agreement is removed in its entirety and is hereby replaced with the following substituted section which reads as follows:

(b) If RGS fails to make its Additional Contributions described in Section 5.2(a), RGS may cure within nine (9) months after receiving notice by EML or G8 of such default, by making the Additional Contributions described in Sections 5.2(a), or by paying 100% of the value of the uncompleted Work, to EML and G8 (50% each to EML and G8). If RGS fails to make its Additional Contribution described in Section 5.2(b), RGS may cure within 30 days after receiving notice from EML or G8 of such default.

4. Additional Contributions Prior to Feasibility Study. Section 5.4 of the Original Agreement is removed and is hereby replaced with the following substituted section which reads as follows:

5.4 Additional Contributions Prior to Feasibility Study. After RGS has completed its Initial Contribution as required by Section 5.1(b), and the Additional Contributions as defined in Section 5.2(a) and (b), and has not completed a Feasibility Study, EML and G8 may elect for RGS to pay EML’s and G8’s full share of any adopted Program and Budget necessary to progress the project in accordance with the Program and Budget, up to a total of an additional $8,000,000. Following RGS’s funding of $8,000,000 in Qualifying Expenses, funding of any adopted Program and Budget, necessary to progress the project, shall be paid pro rata by the participants in accordance with their Participating Interests. Provided, however, that nothing in this paragraph shall limit RGS’s ability to vote for or against a proposed Program and Budget. EML and G8 shall repay all amounts that RGS advanced for their account (but not more than a total of $1,200,000 each) and without interest, from 50% of their respective share of Net Proceeds.

5. Reduction of EML and G8 Participating Interests. Section 6.2(a) of the Original Agreement is removed and is hereby replaced with the following substituted section which reads as follows:

(a) Upon RGS making its Initial Contribution as set forth in Section 5.1(b), the Additional Contributions as set forth in Section 5.2(a) and (b) will reduce EML’s and G8’s Participating Interest equally;

6. Meetings of the Management Committee. Section 7.3 of the Original Agreement is amended (as marked) to provide that the Management Committee shall hold regular meetings “After RGS has earned a 60% or greater Participating Interest.”

7. EML and G8 Obligation to Contribute. The first sentence of Section 9.5 of the Original Agreement is removed and is hereby replaced with the following substituted sentence which reads as follows:

Neither EML nor G8 has any obligation to contribute to any Program and Budget submitted pursuant to this Article IX until RGS has completed its Initial Contribution, completed its obligation to make the Qualifying Expenses as described in Section 5.2(a), and earned its 70% Participating Interest as described in Section 5.2(b).

8. Typographical Correction. The second line of Section 10.1 of the Original Agreement is hereby amended to correct the reference included in the original to “RSG” to refer to “RGS.”

9. Withdrawal. Section 12.3 of the Original Agreement is removed and is hereby replaced with the following substituted section which reads as follows:

12.3 Withdrawal. (a) A Participant may elect to withdraw from the Business by (i) in the case of RGS, failing to complete its Initial Contributions as required by Subsection 5.1(b), or (ii) failing to complete its Additional Contributions as required by Subsection 5.2(a), or (iii) giving notice to the other Participants of the effective date of withdrawal, which shall be the later of the end of the then current Program Period or thirty (30) days after the date of the notice. Upon such withdrawal, the Business shall terminate, and (except as provided in the following Subsection 12.3(b)) the Participants shall retain their respective ownership of the assets and liabilities (subject to Section 12.4) in proportion to their Participating Interests (if any) at the time of withdrawal.

(b) If at the time of withdrawal by RGS pursuant to Subsection 12.3(a) RGS has not completed the Qualifying Expenses required by Section 5.2(a), RGS’s Participating Interest will be automatically reduced as follows: (i) If RGS has timely made Qualifying Expenses of less than $6,000,000, RGS’ Participating Interest will be reduced to 30%; (ii) If RGS has timely made Qualifying Expenses of at least $6,000,000 but less than $9,000,000, RGS’ Participating Interest will be reduced to 60%; and (iii) If RGS has timely made Qualifying Expenses of at least $9,000,000 but less than $12,000,000, RGS’ Participating Interest will be reduced to 65%. To the extent that RGS reduces its Participating Interest pursuant to this Subsection 12.3(b), the amount of the reduction will be distributed equally to EML and G8.

10. Limited Assumption of Obligations.

(a) Not later than the date that RGS completes its obligations under Section 5.2(b) of the Original Agreement as modified by this First Amendment, RGS will cause its corporate parent, Hecla Mining Company, to guarantee EML’s and G8’s obligations under that certain Assumption and Indemnification Agreement (the “Assumption Agreement”) dated December 14, 2007, by and between EML and G8, on the one hand, and Homestake Mining Company of California (“Homestake”), up to a maximum liability to RGS of $2,500,000 pursuant to the form of Conditional Limited Guaranty by Corporation attached hereto as Exhibit A (the “RGS Guarantee”). Concurrently with the issuance of the RGS Guarantee, EML and G8 will reduce to not less than $2,500,000 the letters of credit that EML and G8 posted for the benefit of Homestake pursuant to Section 5 of the Assumption Agreement. To the extent that negotiations for the completion of the requirements of this paragraph extend beyond the date that RGS completes the payment obligation contemplated by Section 5.2(b) of the Original Agreement as modified by this First Amendment, RGS agrees to continue negotiating in good faith and due diligence with EML, G8 and Homestake to complete the actions contemplated by this paragraph 10. To the extent that any payments are made under the RGS Guarantee, Emerald Ranch Limited Liability Company, Brian F. Egolf, EML and G8 hereby jointly and severally agree to reimburse and indemnify RGS and Hecla Mining Company for any such payments and acknowledge the Hecla Mining Company will be subrogated to the claims of Homestake under the Assumption Agreement to the extent of any payments made under the RGS Guarantee. Nothing in this paragraph 10 contemplates that RGS will be liable under the Assumption Agreement or the RGS Guarantee for more than $2,500,000. To the extent that EML and G8 can reduce their obligations to post letters of credit or a bond for the benefit of Homestake under the Assumption Agreement to less than $5,000,000 (but in no event less than $2,500,000), such reduction will benefit EML and G8 equally.

(b) To the extent that RGS withdraws from the Business before completing its Initial Contribution pursuant to Section 5.1(b) of the Original Agreement, earning a 70% Participating Interest pursuant to Section 5.2(b) of the Original Agreement as modified by this First Amendment, and completing its Qualifying Expenses pursuant to Section 5.2(a) of the Original Agreement as modified by this First Amendment, EML and G8 will work in good faith and due diligence to substitute a guarantee or other collateral or documentation to relieve RGS and Hecla Mining Company of any responsibility for the RGS Guarantee. To the extent that EML and G8 are unable to obtain a release from Homestake of RGS and Hecla Mining Company (or other party related to RGS) from liability under the Assumption Agreement related to the RGS Guarantee, EML and G8 will assume, indemnify, and hold RGS and Hecla Mining Company (or other party) harmless from any liability under the RGS Guarantee and will pledge their interest in the Properties as collateral to secure this obligation. This agreement to assume, indemnify, and hold RGS and Hecla Mining Company (or other party) harmless from any liability under the RGS Guarantee only applies to liabilities of RGS and Hecla Mining Company under the RGS Guarantee and to liabilities RGS and Hecla Mining Company may pay in connection with the Assumption Agreement and does not apply to any other liabilities of RGS under the Original Agreement or any amendment thereto, including this First Amendment.

11. Express Assumption Required. Subsection 3.7(b) of the Original Agreement is removed and is hereby replaced with the following substituted section which reads as follows:

(b) Notwithstanding any other provisions in this Agreement, and except as provided in this Subsection 3.7(b) or as otherwise expressly assumed by RGS in this Agreement or hereafter, EML shall be solely responsible for any and all payments and other obligations that are or hereafter become due under that Assumption and Indemnification Agreement by and between Homestake Mining Company of California, EML and Emerald Ranch Limited Liability Company (“ERLLC”), and any such payments and other obligation chargeable to the Venture or RGS. Except as RGS may assume in writing, RGS shall have no obligation to provide funding or payments for any Environmental Liabilities covered by the Assumption and Indemnification Agreement by and between Homestake Mining Company of California, EML and ERLLC; provided that the Venture shall be liable to EML and ERLLC for any liability incurred by EML and ERLLC subject to such agreement to the extent such liability arises directly from the activities or operations of the Venture or to Environmental Liabilities arising from activities or operations of the Venture and the parties shall be responsible for such liabilities in proportion to their Participating Interests. The provision for Material Loss, as defined by Subsection 3.7(a) does not apply to this subsection.

12. No Other Modification. Except as expressly modified hereby, the Original Agreement remains in full force and effect.

13. Headings. The subject headings of the paragraphs of this First Amendment are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

14. Modification. No modification of this First Amendment or the Original Agreement shall be valid unless made in writing and duly executed by all Participants.

15. Further Assurances. Each of the Participants shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this First Amendment.

16. Definitions. Any capitalized terms not defined herein shall be interpreted as defined in the Original Agreement.

17. Counterparts. This First Amendment may be executed in any number of counterparts, and it shall not be necessary that the signatures of all Participants be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the Amendment Effective Date.

Emerald Mining & Leasing, LLC		Golden 8 Mining, LLC

By	/s/ Brian F. Egolf	By	/s/ James C. Brewer
	Brian F. Egolf		James C. Brewer
	Manager		Vice President and Manager

Emerald Ranch Limited Liability Company

By	/s/ Brian F. Egolf	/s/ Brian F. Egolf
	Brian F. Egolf	Brian F. Egolf
Manager

Rio Grande Silver, Inc.

By	/s/ Ronald W. Clayton
Ronald W. Clayton
President